Exhibit 12.1

Novatel Wireless, Inc.

Statement Re: Computation of Ratios

The following table sets forth our consolidated ratio or deficiency of earnings to fixed charges and our consolidated ratio or deficiency of earnings to combined fixed charges and preferred security dividends for the periods indicated:

	Six Months Ended June 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
	(dollars in thousands)
Earnings:

Income (loss) before taxes from continuing operations	$(4,458)	$(2,190)	$59,518	$(2,263)	$12,522	$14,168
Fixed charges	90	315	359	531	211	161
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
Less interest capitalized	—	—	—	—	—	—
Less preference security dividend of subsidiaries	—	—	—	—	—	—
Less noncontrolling interest in pre-tax income of subsidiaries	—	—	—	—	—	—

Total Earnings	$(4,368)	$(1,875)	$59,877	$(1,732)	$12,733	$14,329

Fixed Charges:

Interest expensed and capitalized	$6	$20	$60	$134	$27	$56
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
Estimate of interest within rental expense	84	295	299	397	184	105
Preference security dividend requirements of subsidiaries	—	—	—	—	—	—

Total Fixed Charges	$90	$315	$359	$531	$211	$161

Consolidated ratio of earnings to fixed charges	—	—	167x	—	60x	89x

Consolidated deficiency of earnings to fixed charges	$4,368	$1,875	$—	$1,732	$—	$—
Preferred Security Dividends:
Accretion of dividends on Series A convertible preferred stock	$—	$—	$—	$—	$—	$18
Accretion of dividends on Series B preferred stock	—	—	—	—	—	127
Effective tax rate	—	—	—	—	—	2.5%
Total Preferred Security Dividends	$—	$—	$—	$—	$—	$149

Consolidated ratio of earnings to combined fixed charges and preferred security dividends	—	—	167x	—	60x	46x

Consolidated deficiency of earnings to combined fixed charges and preferred security dividends	$4,368	$1,875	$—	$1,732	$—	$—

For purposes of calculating the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred security dividends, “earnings” represents the sum of income

Exhibit 12.1

(loss) before taxes from continuing operations before adjustment for income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and the Company’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. “Fixed charges” consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries. “Preferred security dividend” is the amount of income before taxes that is required to pay the dividends on outstanding preferred securities.

The Company’s earnings were inadequate to cover fixed charges due to losses before taxes from continuing operations by $4.4 million for the six months ended June 30, 2009, by $1.9 million for the twelve months ended December 31, 2008 and by $1.7 million for the 12 months ended December 31, 2006.

The Company’s earnings were inadequate to cover combined fixed charges and preferred security dividends due to losses before taxes from continuing operations by $4.4 million for the six months ended June 30, 2009, by $1.9 million for the twelve months ended December 31, 2008 and by $1.7 million for the 12 months ended December 31, 2006.